Exhibit 12.1
Ratio of Earnings to Fixed Charges
We present below our ratio of earnings to fixed charges, which is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in millions)
Profit (Loss) Before Income Taxes	$17,848	$67,991	$37,067	($36,566)	$127,394
Add Fixed Charges:
Interest Expense(1)	38,026	25,750	21,429	39,137	56,643
Amortization of Debt Issuance Costs	986	643	1,164	1,227	1,218
Appropriate Portion of Rentals Representative of the Interest Factor(2)	16,994	16,793	16,853	15,687	11,036
Total Fixed Charges	56,006	43,186	39,446	56,051	68,897
Earnings	73,854	111,177	76,513	19,485	196,291

Ratio of Earnings to Fixed Charges(3)	1.3	2.6	1.9	—	2.8

(1)	Includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(2)	The percent of rent included in the computation is a reasonable approximation of the interest factor.

(3)	Due to the Company’s pre-tax loss in the year ended December 31, 2008 the ratio coverage was less than 1:1 in this period. The Company would have needed to generate additional earnings of $36 million to achieve a coverage of 1:1.